FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement VIVO - Telpart	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Yesterday, August 2nd, 2007 Vivo Participações, S.A. ("VIVO"), a Brazilian company controlled by Brasilcel NV jointly controlled by Telefónica, S.A. and Portugal Telecom SGPS, signed an agreement with Telpart Participações S.A. ("Telpart") for the acquisition of:

(i) 53.90% of the voting stock and 4.27% of the preferred stock (which represents 22.72% of the total capital) of Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., a mobile telephony operator in the State of Minas Gerais; and

(ii) 51.86% of the voting stock and 0.09% of the preferred stock (which represents 19.34% of the total capital) of Tele Norte Celular Participações S.A., the controlling shareholder of Amazônia Celular S.A., a mobile telephony operator in the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

In accordance with the provisions of the stock purchase agreement executed between VIVO and Telpart, the approximate total purchase price of the aforesaid shares has been fixed at 1,213 million Reais (approximately 469 million euros), which may be altered at the time of execution on the basis of certain adjustments set out in the sale and purchase agreement.

In addition VIVO will acquire from Telpart the right to subscribe paid-up stock to be issued by Telemig Celular Participaçoes S.A. and Tele Norte Celular Participaçoes S.A., for approximately 87 million reales (33.6 million euros).

In accordance with Brazilian law, the acquisition of the shares will be submitted to the approval of the respective general shareholders' meetings of VIVO and Telpart.

Both transactions are conditional, amongst other things, on the authorisations being obtained from the Brazilian regulatory authorities. Furthermore, and in accordance with the provisions of the Brazilian stock market legislation, VIVO will make the appropriate mandatory tender offers over all the voting stock in these companies and their subsidiaries, Telemig Celular S.A. and Amazônia Celular S.A., at a price per share equal to 80% of the purchase price paid to Telpart for the voting stock owned by it. In addition, VIVO has expressed its intention to launch voluntary tender offers for the acquisition of up to one third of the free float of the preferred shares of Telemig Celular Participações S.A., Telemig Celular S.A., Tele Norte Celular Participações S.A. and Tele Amazônia Celular S.A.

Both the purchase of the stock acquired from Telpart and the aforementioned tender offers will be financed with VIVO debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 3rd, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors